EXHIBIT 99.1

For Immediate Release

February 9, 2006

DRAXIS Health Reports Fourth Quarter and
Year End 2005 Results

MISSISSAUGA, ONTARIO, February 9, 2006 - DRAXIS Health Inc. (TSX: DAX)    (Nasdaq: DRAX) reported financial results for the fourth quarter and fiscal year ended December 31, 2005 to post the sixth consecutive year of increased revenues from product sales plus record operating cash flows for the fourth quarter and all of 2005, despite an extended shutdown period in the third quarter that impacted earnings performance during the second half of 2005. All amounts are expressed in US dollars.

Highlights

•                  Consolidated revenues were down 8% in the fourth quarter of 2005 from the same period in 2004, but were up 15% in the full year to $79.4 million.

•                  Net income from continuing operations of $1.1 million for the fourth quarter of 2005 was down $1.2 million compared to the fourth quarter of 2004 but for the full year was $7.8 million, down $0.2 million from 2004.

•                  Basic EPS for the fourth quarter was 3 cents and for the full year was 19 cents.  Results for the fourth quarter included one-time costs of $0.5 million related to the Company’s exit from the brachytherapy market plus $0.3 million of severance costs related to initial steps taken to reduce the overhead cost structure.

•                  Net cash flows from operating activities, both quarterly and annually, reached record levels of $6.0 million for the fourth quarter and $9.3 million for 2005, resulting in cash and cash equivalents of $12.4 million at December 31, 2005.

“The extended shutdown of our sterile products area during the third quarter continued to negatively impact fourth quarter productivity and profitability, but our comprehensive response and our commitment to quality meant that we retained all customers and no customer was ever in a stock-out situation,” said Dr. Martin Barkin, President and CEO of DRAXIS Health. “The extended shutdown has delayed, by several months, the introduction of new contract manufacturing business as we allocated production capacity preferentially to our existing customers.”

Dr. Barkin also noted that, “In our radiopharmaceutical business we have begun to implement our new strategy by rationalizing underperforming products and introducing new offerings in our high margin radioiodine product line.  We are also making progress in our efforts to engage new partners to enhance the growth of this business in new markets globally.”

Fourth quarter revenues from product sales were $17.3 million, down 6% from the fourth quarter 2004. Operating income for the fourth quarter of 2005 was $1.0 million compared to $2.9 million in the fourth quarter of 2004.  For the full year 2005, revenues from product sales were $73.0 million, up 18% from full year 2004.  Operating income for 2005 was $9.8 million versus $9.9 million for 2004.

FINANCIAL HIGHLIGHTS
(in thousands of U.S. dollars except share related data and in accordance with U.S. GAAP) (unaudited)

For the Three Month Periods Ended December 31,			For the Years Ended December 31,
2005	2004		2005	2004
		REVENUES
$17,273	$18,352	Product sales	$72,989	$61,693
1,387	1,934	Royalty and licensing	6,444	7,627
$18,660	$20,286		$79,433	$69,320

$512	$502	Research and development expense	$2,103	$1,948

$5,844	$6,384	Product Gross Margin	$26,153	$21,900
33.8%	34.8%	Product Gross Margin %	35.8%	35.5%

$973	$2,858	Operating income	$9,764	$9,856
5.2%	14.1%	Operating Margin %	12.3%	14.2%

$12,390	$5,926	Cash and cash equivalents	$12,390	$5,926

$0	$0	Total debt	$0	$0

$5,958	$3,999	Cash flows from operating activities	$9,319	$4,755
(825)	(2,065)	Cash flows used in investing activities	(4,380)	(4,290)
$5,133	$1,934		$4,939	$465
		Net income (loss)
$1,067	$2,267	from continuing operations	$7,784	$7,977
—	(34)	from discontinued operations	—	(61)
$1,067	$2,233		$7,784	$7,916
		Basic income per share
$0.03	$0.06	from continuing operations	$0.19	$0.20
—	—	from discontinued operations	—	—
$0.03	$0.06		$0.19	$0.20

During the fourth quarter the Company initiated a Normal Course Issuer Bid to buy back for cancellation up to 3,522,530 of its common shares, representing up to 10% of the public float on December 6, 2005. As at February 8, 2006, 113,000 shares had been repurchased and cancelled at an average price of $4.39 (CDN$5.08).

Segment Highlights from Management’s Discussion and Analysis

Contract Manufacturing

•                  Results in the division for the fourth quarter reflect the negative carryover impact of the extended shutdown period in its sterile products area during the third quarter of 2005.

•                  Revenues of $12.7 million for the fourth quarter of 2005 were 15% below the fourth quarter of 2004.  Even factoring in the negative impact of the extended shutdown, revenues for 2005 were

$54.7 million, up 18% over 2004, as a result of increased production demand from Genzyme Corp. and GlaxoSmithKline.

•                  Product gross margin decreased to 23% for the fourth quarter of 2005 from 28% in the fourth quarter of 2004, due to reduced sterile products volumes created by the extended shutdown in the third quarter; product gross margin percentage for 2005 increased to 27% from 25% compared to 2004 as a result of volume growth, principally for higher margin sterile products prior to the shutdown.

•                  Operating income for the fourth quarter of 2005 was $0.7 million compared to $2.4 million for the fourth quarter of 2004.  Operating income for 2005 was $6.4 million, 15% greater than the $5.6 million in 2004.

Radiopharmaceuticals

•                  Product sales of $4.9 million for the fourth quarter of 2005 represent a 22% increase over the same quarter of 2004; product sales of $19.3 million in 2005 are 12% ahead of 2004.  The increases primarily result from higher sales of radioiodine products, specifically higher volumes of sodium iodide I-131, resulting from greater U.S. market penetration.

•                  Product gross margin percentage in the fourth quarter of 2005 was 60%, compared to 53% in the fourth quarter of 2004.  For 2005, product gross margin percentage was also 60%, up slightly from 58% in 2004.

•                  Operating income of $0.6 million for the fourth quarter of 2005 was double the $0.3 million in the fourth quarter of 2004.  Excluding $0.5 million of one-time costs related to the exit from the brachytherapy market, operating income for the fourth quarter was $1.0 million.

•                  During the fourth quarter, the Company began to implement its strategy to focus product offerings with the discontinuation of the manufacture and sale of implantable brachytherapy seeds and the establishment of a customer supply alternative with Oncura, Inc.

•                  Subsequent to the quarter, in January 2006, the Company received FDA approval for its supplemental new drug application for Sodium Iodide I-131 Capsules USP, Diagnostic — Oral, which is a product intended to be used to evaluate thyroid function in patients prior to treatment with stronger therapeutic doses of sodium iodide I-131.

General Guidance

As of February 8, 2006, the Company has not yet received forecast information from a number of customers in sufficient detail regarding timing and quantification of demand to allow the Company to provide meaningful guidance at this time on 2006 revenues.  Based on the current information available, earnings per share are expected to range between 23 cents and 27 cents for 2006.  This includes a non-cash charge of 2 cents per share for stock based compensation, according to new accounting rules which became effective January 1, 2006.  Net operating cash flow in 2006 is expected to be at least $15 million.

Interim Financial Report

This release includes by reference the fourth quarter interim financial report incorporating the full Management’s Discussion & Analysis (MD&A) as well as financial statements prepared in accordance with U.S. GAAP. The interim report, including the MD&A and financial statements, has been filed with applicable Canadian and U.S. securities regulatory authorities, is accessible on the Company’s website at www.draxis.com in the Investor Relations section under Financial Reports, through the SEDAR and EDGAR databases and is available upon request by contacting DRAXIS Investor Relations at 1-877-441-1984.

Conference Call

DRAXIS has scheduled a conference call to discuss fourth quarter and year ended December 31, 2005 financial results at 10:00 a.m. (ET) on February 9, 2006. This call can be accessed by dialing 1(800) 811-8830 and using Access Code 7894739, and will also be webcast live with access through the Company’s website at www.draxis.com. The conference call will also be available in archived format on the Company’s website for 30 days following the conference call.

About DRAXIS Health Inc.

DRAXIS Health, through its wholly owned operating subsidiary, DRAXIS Specialty Pharmaceuticals Inc., provides products in three categories. Sterile products include liquid and freeze-dried (lyophilized) injectables plus sterile ointments and creams. Non-sterile products are produced as solid oral and semi-solid dosage forms. Radiopharmaceuticals are used for both therapeutic and diagnostic molecular imaging applications. Pharmaceutical contract manufacturing services are provided through the DRAXIS Pharma division and radiopharmaceuticals are developed, produced, and sold through the DRAXIMAGE division. DRAXIS Health employs approximately 500 staff in its Montreal facility.

For additional information please visit www.draxis.com.

This news release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are not guarantees of future performance. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks, uncertainties and other factors that may cause the actual results or performance of the Company to be materially different from such statements or from any future results or performance implied thereby. Factors which could cause the Company’s results or performance to differ materially from a conclusion, forecast or projection in the forward-looking statements include, but are not limited to: the achievement of desired clinical trial results related to the Company’s pipeline products; timely regulatory approval of the Company’s products; the ability to comply with regulatory requirements applicable to the manufacture and marketing of the Company’s products; the Company’s ability to obtain and enforce effective patents; the non-infringement of third party patents or proprietary rights by the Company and its products; factors beyond our control which could cause interruptions in our operations; (including, without limitation, material equipment breakdowns) reimbursement policies related to health care; the establishment and maintenance of strategic collaborative and commercial relationships; the Company’s dependence on a small number of key customers; the disclosure of confidential information by our collaborators, employees or consultants; the preservation of healthy working relationships with the Company’s union and employees; the Company’s ability to grow the business; the fluctuation of our financial results and exchange and interest rate fluctuations; the adaptation to changing technologies; the loss of key personnel; the avoidance of product liability claims; the loss incurred if current lawsuits against us succeed; the volatility of the price of our common shares; and market acceptance of the Company’s products. For additional information with respect to certain of these and other factors, reference should be made to the Company’s most recent Form 20-F filed with the United States Securities and Exchange Commission (available on EDGAR at www.sec.gov) and with Canadian securities regulators (available on SEDAR at www.sedar.com).  Unless otherwise required by applicable securities laws, the Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Financial Tables Attached

FOR FURTHER INFORMATION PLEASE CONTACT:

DRAXIS Health Inc.

Jerry Ormiston, Executive Director Investor Relations

Tel:  1-877-441-1984

Management’s Discussion and Analysis (“MD&A”) of

Financial Condition and Results of Operations

For Quarter Ended December 31, 2005

The following discussion and analysis of the financial condition and results of operations of DRAXIS Health Inc. (“DRAXIS” or the “Company”) should be read in conjunction with the Company’s consolidated audited financial statements and notes thereto for the year ended December 31, 2004.

All amounts referred to herein are expressed in U.S. dollars and are in accordance with U.S. generally accepted accounting principles (“GAAP”), unless otherwise indicated.  Other noteworthy accounting issues are discussed under: “Accounting Matters”.

The discussion and analysis contained in this MD&A are as of February 8, 2006.

Overview

DRAXIS is a specialty pharmaceutical company providing pharmaceutical products in three major categories: sterile, including sterile lyophilized (freeze-dried) pharmaceuticals; non-sterile specialty pharmaceuticals; and radiopharmaceuticals.  In the radiopharmaceutical category, DRAXIS has its own products and a targeted research and development program for new products.

The Company is increasingly focusing on the use of GAAP measures both in reporting externally and monitoring management performance. Specifically, the key metrics the Company uses to evaluate divisional and consolidated performance are gross profit margin, operating income, net income and operating cash flow. Non-GAAP measures, specifically EBITDA, will continue to be disclosed to provide a comparative link between our historical disclosures as the Company transitions to more traditional GAAP measures. The Company will continue to reconcile any non-GAAP measures used with GAAP line items. The Company additionally uses, as a performance measure, cash flows from operating activities less cash flows used in investing activities.

Highlights for the fourth quarter of 2005 were as follows:

Quarterly Financial Results:

•                  Product sales of $17.3 million were down 6% from the fourth quarter of 2004.

•                  Operating income of $1.0 million, down $1.9 million from the fourth quarter of 2004.

•                  Basic and diluted EPS of 3 cents per share, down 3 cents from the fourth quarter of 2004. Excluding the impact of one-time costs described below, EPS for the fourth quarter of 2005 related to normal operations was 4 cents per share.

•                  The Company’s financial results for the fourth quarter of 2005 include the one-time costs of $457,000 associated with the Company’s exit from its BrachySeed® product line.  The majority of these costs are included in selling, general and administrative costs of the radiopharmaceutical business.

•                  The Company also incurred approximately $250,000 of severance costs in the fourth quarter of 2005, unrelated to the exit from the BrachySeed® product line, related to initial steps taken by the Company to reduce its overall overhead cost structure, and specifically selling, general and administrative costs.

•                  Record operating cash flows for both the fourth quarter and for the year ended 2005.

Other Highlights:

•                  On January 13, 2006, the radiopharmaceutical division received approval from the U.S. Food and Drug Administration (FDA) regarding its supplemental drug application for Sodium Iodide I-131 Capsules. The Company expects to introduce these new diagnostic capsules into the U.S. market during the first half of 2006.

•                  On December 8, 2005, the Board of Directors of the Company authorized the repurchase for cancellation of up to 3,522,530 of its common shares through a Normal Course Issuer Bid (the “Issuer Bid”), which represented 10% of the public float on December 6, 2005.  Pursuant to the acceptance by The Toronto Stock Exchange of the Notice of Intention filed pursuant to the Issuer Bid, such purchases may be made beginning on December 15, 2005 and ending no later than December 14, 2006.

•                  On November 22, 2005, the Company announced that it had begun to implement its strategy to focus its product offerings. Related to this strategy, the Company announced that it initiated a process to discontinue the manufacture and sale of implantable brachytherapy seeds.  The Company established a customer supply alternative with Oncura, Inc. All costs related to the Company’s exit from the brachytherapy market have been fully accrued in the fourth quarter of 2005.

•                  During the third quarter of 2005, the Company’s contract manufacturing operation extended its scheduled shutdown period at the beginning of the third quarter in the sterile areas, in order to correct an electrical panel failure and make associated repairs, and the decision to revalidate the entire sterile area following these repairs and to recalibrate production schedules had material financial implications which hindered third and fourth quarter results. This resulted in downward revisions to the Company’s revenue and EPS guidance when production was recommenced and when production schedules and shipping schedules were finalized. Finalizing and executing on production schedules in the fourth quarter of 2005 were further hindered by delays in receiving some component materials from suppliers. Production in contract manufacturing was ramping up towards normalized production levels by the end of the third quarter of 2005.

Consolidated Results of Operations and Reconciliation of Non-GAAP Measures
(in thousands of U.S. dollars except share related data) (U.S. GAAP) (unaudited)

For the Three Month Periods Ended December 31,					For the Years Ended December 31,

2005	2004	$ Change	% Change		2005	2004	$ Change	% Change
				Revenues
$17,273	$18,352	$(1,079)	(5.9)%	Product sales	$72,989	$61,693	$11,296	18.3%
1,387	1,934	(547)	(28.3)%	Royalty and licensing	6,444	7,627	(1,183)	(15.5)%
18,660	20,286	(1,626)	(8.0)%		79,433	69,320	10,113	14.6%

5,844	6,384	(540)	(8.5)%	Product gross margin	26,153	21,900	4,253	19.4%
33.8%	34.8%		(1.0)%	% of Product sales revenues	35.8%	35.5%		0.3%
1,387	1,934	(547)	(28.3)%	Royalty and licensing revenue	6,444	7,627	(1,183)	(15.5)%
(4,526)	(3,724)	(802)	21.5%	SG&A	(16,185)	(13,266)	(2,919)	22.0%
-26.2%	-20.3%		(5.9)%	% of Product sales revenues	-22.2%	-21.5%		(0.7)%
(512)	(502)	(10)	2.0%	R & D	(2,103)	(1,948)	(155)	8.0%
2,193	4,092	(1,899)	(46.4)%	EBITDA(1)	14,309	14,313	(4)	(0.0)%
11.8%	20.2%		(8.4)%	% of Total revenues	18.0%	20.6%		(2.6)%
(1,220)	(1,234)	14	(1.1)%	Depreciation and amortization	(4,545)	(4,457)	(88)	2.0%
973	2,858	(1,885)	(66.0)%	Operating income	9,764	9,856	(92)	(0.9)%
5.2%	14.1%		(8.9)%	% of Total revenues	12.3%	14.2%		(1.9)%
				Financial
40	(209)	249	119.1%	- Foreign exchange translation	(398)	(374)	(24)	(6.4)%
—	(62)	62	100.0%	- Other	(29)	(296)	267	90.2%
—	—	—	—	Other income	—	96	(96)	(100.0)%
54	(320)	374	116.9%	Income tax (expense) recovery	(1,553)	(1,301)	(252)	(19.4)%
—	—	—	—	Minority interest	—	(4)	4	100.0%
—	(34)	34	100.0%	Loss from discontinued operations	—	(61)	61	100.0%
$1,067	$2,233	$(1,166)	(52.2)%	Net income	$7,784	$7,916	$(132)	(1.7)%

				Net income (loss)
$1,067	$2,267	$(1,200)	(52.9)%	- From continuing operations	$7,784	$7,977	$(193)	(2.4)%
—	(34)	34	100.0%	- From discontinued operations	—	(61)	61	100.0%
$1,067	$2,233	$(1,166)	(52.2)%		$7,784	$7,916	$(132)	(1.7)%

				Basic income per share
$0.03	$0.06			- From continuing operations	$0.19	$0.20
—	—			- From discontinued operations	—	—
$0.03	$0.06				$0.19	$0.20

				Diluted income per share
$0.03	$0.05			- From continuing operations	$0.18	$0.19
—	—			- From discontinued operations	—	—
$0.03	$0.05				$0.18	$0.19

(1)                                  Income from continuing operations before depreciation and amortization, financing expense, other income, income taxes and minority interest.  This earnings measure (EBITDA) does not have a standardized meaning prescribed by U.S. GAAP and therefore may not be comparable to similar measures used by other companies. Such measures should not be construed as the equivalent of net cash flows from operating activities. (see Accounting Matters - Non-GAAP Measures).

The following provides a high level overview of the consolidated results of the Company.  Please refer to the segmented results for more detailed explanations.

Comparison of quarters and years ended December 31, 2005 and 2004

Consolidated revenues from continuing operations of $18.7 million for the fourth quarter represent a decrease of 8% compared to the same period of 2004.  Consolidated revenues of $79.4 million for the year ended December 31, 2005 represent an increase of 15% compared with the same period in 2004.

Product sales were 6% lower for the fourth quarter of 2005 compared with the same period in 2004. This is directly related to the impact of the extended shutdown period in the sterile product area of contract manufacturing during the third quarter of 2005.  Product sales increased 18% or $11.3 million for the year ended December 31, 2005 compared to 2004. The increase relates to continued growth in contract manufacturing revenues, specifically sterile operations, coupled with growth in the radiopharmaceutical segment and specifically sodium iodide I-131 sales to the U.S.  The growth in contract manufacturing was restrained during the second half of 2005 as a result of the extended shutdown period in contract manufacturing.

Product gross margin percentages for the fourth quarter of 2005 were down 1% compared to the fourth quarter of 2004, mainly due to carryover impact of the extended product shutdown in sterile contract manufacturing. Product gross margin percentages for the year ended December 31, 2005 were similar compared to the same period of 2004. While overall volumes have increased, the business mix has shifted from the higher margined radiopharmaceutical business to the relatively lower margined contract manufacturing businesses. Furthermore, as a result of the extended shutdown period in contract manufacturing, unabsorbed fixed manufacturing costs and the cost of unused capacity related to reduced production had a negative impact on margins for the second half of 2005.

Since increased revenues related to growth in the sterile contract manufacturing operations and sterile product margins generally are less than radiopharmaceutical margins, the overall result is that the increased volumes do not result in an overall increase to consolidated gross profit margins. Accordingly, the Company believes that product gross margins are best reviewed at the segmental level.

Absolute product gross margins have increased in the fourth quarter and for the year ended December 31, 2005 as a result of a stronger Canadian dollar and its positive impact on margins for products priced in Canadian dollars. However, the impact is largely offset by the increase in selling, general and administrative costs strictly related to foreign currency translation. Since almost all selling, general and administrative expenses are incurred in Canadian dollars, the strengthening of the Canadian dollar since early 2004 has resulted in an increase in selling, general and administrative expenses in 2005 relative to 2004. Changes to foreign exchange rates have, however, not had a material impact on product gross margin percentages or net income.

Royalty and licensing revenue decreased 28% for the fourth quarter of 2005 compared to the same period in 2004 due to the completion of the amortization of deferred revenue related to the SpectroPharm product line as of January 31, 2005. For the year ended December 31, 2005 compared with 2004, royalty and license revenues decreased 16% but, the impact of the completion of the amortization of the deferred revenue was almost entirely offset by the receipt of $0.9 million in contingent milestones from Shire BioChem Inc. (“Shire”), which the Company earned in the first quarter of 2005.

As a percentage of product sales, selling, general and administrative expenses increased for the fourth quarter of 2005 to 26% from 20% in the fourth quarter of 2004. In absolute dollar terms, the increase in selling, general and administrative expenses was 22% for the quarter (17% excluding the impact of the foreign currency fluctuations) and for the year ended December 31, 2005 was 22% (or 14% excluding foreign currency fluctuations) over 2004 comparable periods. Excluding the impact of foreign currency reporting as described below, the increase in selling, general and administrative expenses in the fourth quarter of 2005 was due entirely to one-time costs related to the Company’s exiting the BrachySeed® business and severance costs related to the Company’s initial steps to reducing its overhead cost structure.

Approximately $1.1 million of the increase in selling, general and administrative spending for the year ended December 31, 2005 and $182,000 for the fourth quarter of 2005 is a consequence of increased costs in Canadian dollars relative to US dollars as a result of the strengthening of the Canadian dollar since early 2004.  This results from virtually all selling, general and administrative costs being denominated in Canadian dollars.

Research and development expenditures were flat in the fourth quarter of 2005 compared to the fourth quarter of 2004. For the year ended December 31, 2005, research and development costs increased 8% due to activities related to FIBRIMAGE® and INFECTON®.  The increased expenditures were primarily attributable to clinical trial activities for INFECTON®, coupled with costs associated with the detailed review of FIBRIMAGE® Canadian Phase III results and the assessment of optimal Phase III protocols for the U.S. by the expert medical advisory panel assembled by the Company.

Depreciation and amortization expenses for the quarter ended December 31, 2005 increased 1% over the same period of 2004 following the completion of the installation and the validation of the Company’s second lyophilization unit. This expense was offset by the completion of amortization of intangibles related to the SpectroPharm product line.

The impact of foreign exchange in the fourth quarter of 2005 was neutral to the Company’s results. For the years ended 2004 and 2005, the impact of foreign exchange on the Company’s results was similar due to the strengthening of the Canadian dollar over the past two years.

Interest expense and bank charges decreased for the quarter compared to 2004 due to repayment of third-party debt at the end of 2004.

For the quarter ended December 31, 2005, the Company recorded a small income tax recovery.  The Company benefited during the quarter from statutory tax rate changes which increased the value of the Company’s loss carryforwards and from tax credits related to research and development spending. The Company’s effective tax rate will vary from the statutory tax rate depending on the mix of net income and the statutory rates in the respective jurisdictions in which the Company operates. The level of tax credits generated from research and development activities in the radiopharmaceutical business also had the impact of lowering effective tax rates by $202,000 for the fourth quarter of 2005.

During the second quarter of 2005 the Company further benefited by approximately $400,000 through recognition of the lower effective statutory tax rate attributable to milestone payments received and through withholding tax refunds received in the quarter but not previously estimated to be recoverable.

The effective tax rate for the year ended December 31, 2005 was 17% or 20% excluding the benefits of research and development tax credits.

The basic weighted average number of common shares outstanding during the fourth quarter of 2005 was 41,626,094 and has increased from 40,984,891 in the fourth quarter of 2004 due to the exercise of stock options.

Radiopharmaceuticals
(in thousands of U.S. dollars)  (U.S. GAAP)

For the Three Month Periods Ended December 31,					For the Years Ended December 31,

2005	2004	$ Change	% Change		2005	2004	$ Change	% Change
				Revenues
$4,890	$3,995	$895	22.4%	Product sales	$19,290	$17,172	$2,118	12.3%
9	—	9	—	Royalty and licensing	9	—	9	—
4,899	3,995	904	22.6%		19,299	17,172	2,127	12.4%

2,924	2,115	809	38.3%	Product gross margin	11,593	10,028	1,565	15.6%
59.8%	52.9%		6.9%	% of Product sales revenues	60.1%	58.4%		1.7%
(1,548)	(1,107)	(441)	(39.8)%	SG&A	(4,660)	(3,906)	(754)	(19.3)%
(512)	(502)	(10)	(2.0)%	R & D	(2,103)	(1,948)	(155)	(8.0)%
873	506	367	72.5%	EBITDA(1)	4,839	4,174	665	15.9%
17.8%	12.7%		5.2%	% of Revenues	25.1%	24.3%		0.8%
(293)	(243)	(50)	(20.6)%	Depreciation and amortization	(1,047)	(949)	(98)	(10.3)%
$580	$263	$317	120.5%	Operating income	$3,792	$3,225	$567	17.6%
11.8%	6.6%		5.3%	% of Revenues	19.6%	18.8%		0.9%

(1)           See Accounting Matters – Non-GAAP Measures.

Radiopharmaceuticals and radiotherapy devices are the focus of the Company’s radiopharmaceutical division, DRAXIMAGE, which develops, manufactures and markets diagnostic imaging and therapeutic radiopharmaceutical products for the global marketplace. Products currently marketed by DRAXIMAGE include a line of lyophilized technetium-99m kits used in nuclear medicine imaging procedures and a line of imaging and therapeutic products labelled with a variety of isotopes including sodium iodide I-131. DRAXIMAGE has a number of products in late-stage development including: FIBRIMAGE®, a product that images Deep Vein Thrombosis (“DVT”) and for which a Phase III clinical study in Canada has been completed, although the additional analysis of the data from the study is still ongoing and an expert medical advisory panel has been assembled; and INFECTON®, for imaging infection, which is nearing the completion of Phase II clinical trials in Canada and the U.S.  DRAXIMAGE also has a somatostatin-based peptide in pre-clinical development, which has potential for cancer imaging and therapy.

Highlights in this segment for the quarter ended December 31, 2005 included:

•                  Financial results:

•                  Product sales of $4.9 million for the quarter, representing a 22% increase over the fourth quarter of 2004.

•                  Product gross margin percentage of 60% compared to 53% for the fourth quarter of 2004.

•                  Operating income of $0.6 million compared to $0.3 million in the fourth quarter of 2004.

•                  Operating income for the fourth quarter of 2005 was $1.0 million, excluding $457,000 of one-time costs related to the Company’s exit from the brachytherapy market (see below).

•                  Other highlights:

•                  On January 13, 2006, the Company received approval from the FDA regarding its supplemental new drug application for Sodium Iodide I-131 Capsules USP, Diagnostic-Oral. These diagnostic sodium iodide I-131 capsules are intended to be used by physicians to perform radioactive iodide uptake tests to evaluate thyroid function prior to treatment with stronger therapeutic doses of sodium iodide I-131. The Company plans to introduce the new diagnostic capsules during the first half of 2006 to qualified/approved nuclear physicians and/or radiopharmacists.

•                  On November 22, 2005, the Company announced that it had begun to implement its strategy to focus its product offerings. Related to this strategy, the Company initiated a process to discontinue the manufacture and sale of implantable brachytherapy seeds.  The Company established a customer supply alternative with Oncura, Inc. All costs related to the Company’s exit from the brachytherapy market have been fully accrued in the fourth quarter of 2005.

•                  On October 6, 2005, the Company announced its strategies for long-term growth through the addition of new and improved products, further penetration of niche markets in North America where the Company has had success, and plans to expand into new territories and into segments where the Company has not previously participated.

•                  On October 6, 2005, the Company also provided an update on INFECTON® and FIBRIMAGE®, including the announcement of the formation of the expert medical panel assembled to assess the results of clinical testing performed with FIBRIMAGE® in conjunction with market related information.

Comparison of quarters and years ended December 31, 2005 and 2004

Revenues for both the quarter and year ended December 31, 2005 increased 23% and 12% compared with the same periods of 2004, primarily as a result of higher product sales from radioiodine products and, specifically, sodium iodide I-131 sales to the U.S.  The increase is related to higher volumes resulting from greater U.S. market penetration.  Revenues in the fourth quarter of 2004 were negatively affected by low cold kits sales resulting from temporary changes to customer purchasing patterns from historical levels.

For both the quarter and year ended December 31, 2005, product gross margin was stronger compared to 2004, resulting from the increased market penetration of higher margined products like sodium iodide coupled with the positive impact of the Company’s exiting from the brachytherapy market.

Research and development expenditures increased slightly for both the quarter and year ended December 31, 2005 as compared to 2004 due to the activities related to FIBRIMAGE® and INFECTON®. Specifically, the increased expenditures were mainly for clinical trial activities for INFECTON® coupled with costs associated with the ongoing detailed review of FIBRIMAGE® Canadian Phase III results and activities of the expert medical panel related to the strategy for the further product development and design and assessment of Phase III clinical trial protocols for the U.S.

The planned clinical development program for the commercialization of INFECTON® is nearing the completion of Phase II with three of the four planned clinical trial studies completed. All four clinical trials took place at sites in the United States and Canada. Studies to define the target market population and appropriate clinical applications are underway and are expected to be completed in time to guide the design of Phase III studies, which are expected to begin in 2006. An expert panel is being assembled to review the clinical results as they are assessed and analyzed, to review potential target markets, and to advise on the design of Phase III studies and appropriate indications.

An expert medical panel was assembled to assess the results of clinical testing performed to date with FIBRIMAGE® in conjunction with market related information derived from two market studies that have been conducted recently.  The report and recommendations of this expert panel will be used to assess the strategy for further development of FIBRIMAGE® and design and assessment of Phase III clinical trial protocols for the U.S.

Selling, general and administrative expenses increased in the fourth quarter of 2005 and for the year ended December 31, 2005, compared to the same periods of 2004 mainly due to one-time costs relating to the Company’s exit from the brachytherapy market and costs of market research studies and activities.

The Company incurred approximately $457,000 of one-time costs associated with the exit of the brachytherapy business during the fourth quarter of 2005. Over 60% of the costs incurred related to accrual of license termination costs related to the business and is included in selling, general and administration expense.  The remainder of the exit costs related to unused inventory components are included in cost of goods sold. The majority of capital equipment used in the BrachySeed® business, specifically the robotic equipment, is being redeployed in both the radiopharmaceutical and contract manufacturing segments.

Depreciation and amortization expense for this segment increased 21% for the fourth quarter and 10% for the year ended December 31, 2005, compared to 2004 due to the amortization of costs related to the upgrade of warehousing and shipping facilities completed late in 2004.

Discussions continue between DRAXIMAGE and its major distribution and marketing partners in the U.S. radiopharmaceutical sector and between potential partners in other international markets to identify new products or product improvement opportunities. The in-licensing of new products or technologies continues to be explored.

Contract Manufacturing
(in thousands of U.S. dollars) (U.S. GAAP)

For the Three Month Periods Ended December 31,					For the Years Ended December 31,

2005	2004	$ Change	% Change		2005	2004	$ Change	% Change
$12,653	$14,913	$(2,260)	(15.2)%	Product sales	$54,743	$46,461	$8,282	17.8%
2,937	4,158	(1,221)	(29.4)%	Product gross margin	14,628	11,530	3,098	26.9%
23.2%	27.9%		(4.7)%	% of Product sales revenues	26.7%	24.8%		1.9%
(1,416)	(1,073)	(343)	(32.0)%	SG&A	(5,086)	(3,492)	(1,594)	(45.6)%
1,521	3,085	(1,564)	(50.7)%	EBITDA(1)	9,542	8,038	1,504	18.7%
12.0%	20.7%		(8.7)%	% of Revenues	17.4%	17.3%		0.1%
(844)	(701)	(143)	(20.4)%	Depreciation and amortization	(3,105)	(2,417)	(688)	(28.5)%
$677	$2,384	$(1,707)	(71.6)%	Operating income	$6,437	$5,621	$816	14.5%
5.4%	16.0%		(10.6)%	% of Revenues	11.8%	12.1%		(0.3)%

(1)        See Accounting Matters – Non-GAAP Measures.

Manufacturing comprises the Company’s manufacturing division, DRAXIS Pharma, which is a pharmaceutical contract manufacturer with capabilities in a broad range of dosage forms, specializing in liquid and lyophilized (freeze-dried) injectables and other sterile products. Operating out of a cGMP-compliant 247,000 square-foot facility located in Montreal, Canada, DRAXIS Pharma manufactures pharmaceutical products for DRAXIMAGE, as well as for over 20 other pharmaceutical clients in many international jurisdictions.

Highlights in this segment for the quarter ended December 31, 2005 included:

•                  The continued negative impact of the extended shutdown period in the third quarter on its sterile operations:

•                  Revenues of $12.7 million for the fourth quarter of 2005 represented a decrease of 15% below the fourth quarter of 2004.

•                  Product gross margin percentage of 23% compared to 28% for the fourth quarter of 2004.

•                  Operating income of $0.7 million compared to $2.4 million for the fourth quarter of 2004.

Comparison of quarters and years ended December 31, 2005 and 2004

For the quarter ended December 31, 2005, revenues decreased by $2.2 million or 15% over the same period of 2004.  The decrease is due to the continued impact of an extended shutdown period in the sterile operations which occurred during the third quarter of 2005.

The Company had originally planned to shut down its sterile operations in contract manufacturing for a period of two to three weeks for regular maintenance in the third quarter of 2005, as is its normal practice. Near the end of this original period, it became necessary to replace additional pieces of equipment in the sterile area, including in its lyophilized products area. This required further cleaning and validation of the facility’s sterile core, thus extending the planned shutdown period to approximately seven weeks. The Company took these significant measures as a result of its internal quality standards. However, as a result of having to recalibrate sterile production schedules based on discussions with clients, which continued into mid to late November 2005, the quality control process required for sterile products prior to shipment, and a delay in receiving component parts in the fourth quarter of 2005, product sales in the fourth quarter of 2005 were negatively impacted relative to 2004. Production levels in the sterile area reached pre-shutdown levels during November.

Revenues for the year ended December 31, 2005 have increased $8.3 million or 18% over the same period of 2004, even factoring in the negative impact of the extended shutdown. The increase was due to increased demand for the production of Hectorol® Injection for Genzyme Corp. (“Genzyme”) and products under the Company’s GlaxoSmithKline (“GSK”) contract. GSK production rose throughout

2004 as products obtained regulatory approvals in additional foreign markets. Throughout 2004 and into 2005, the Company increased its output capacity through additional production shifts for its sterile business and intends to continue to do so as a result of increasing demand.

Sterile products have accounted for all of the product sales growth on a year-to-date basis. Sterile products represented 76% of manufacturing revenues for the fourth quarter and on a year to date basis compared to 72% and 67% for the comparative periods of 2004.

The second lyophilization unit did not contribute a significant amount of incremental revenues in the fourth quarter of 2005 since much of the activity on the second lyophilizer was in support of meeting customer demand displaced from the third quarter of 2005 as a result of the extended shutdown period. The extended shutdown did, however, significantly slow the pace at which the Company was able to carry the normal commercial activities on its second lyophilization unit. This results from the focus in the fourth quarter being placed on ensuring that existing customer demand and requirements were met. Capacity was, accordingly, largely reserved for that purpose in the quarter.

Product transfer and validation activities are necessary as a precursor to significant commercial volumes and do not create significant revenues, although they consume significant available capacity. Revenues from the second lyophilization unit are expected to increase steadily beginning in 2006 and more significantly into 2007 as the Company refocuses activities back to new product introductions and new contract negotiations in 2006.

Product gross margin decreased to 23% for the fourth quarter of 2005 from 28% in the fourth quarter of 2004 directly related to reduced volumes created by the extended shutdown period in the third quarter of 2005. Product gross margin percentage for the year ended December 31, 2005 increased to 27% from 25% compared to 2004. The increases are related to volume growth, principally of higher margin sterile products which had taken place prior to the extended shutdown period. The volume growth was made possible by increasing the capacity for manufacturing sterile products through the introduction of additional production labour. Improved capacity utilization has directly resulted in higher margins through substantially improved absorption of overhead costs.

Selling, general and administrative expenses increased   in the fourth quarter of 2005 compared to 2004 as a result of severance costs related to the Company’s initiatives to reduce its overall overhead cost structure in contract manufacturing. Excluding the impact of foreign currency translation, the increase in selling, general and administrative expenses for the year end 2005 compared to 2004 relates to the investment in process improvement initiatives. The Company has embarked on process improvement initiatives aimed at enhancing information systems and information technology to improve efficiency and productivity in the key processes of production planning, manufacturing and quality control product release.  We believe the process improvement initiatives will, over time, increase throughput of volumes within the existing manufacturing footprint and thereby increase capacity. Furthermore, the Company expects to increase operating margins over time through the application of more efficient processes.

Since virtually all selling, general and administrative costs are denominated in Canadian dollars and translated into US dollars, the strengthening of the Canadian dollar since early 2004 has resulted in inflated selling, general and administrative costs upon translation of about $346,000 for the year ended December 31, 2005 and $67,000 for the fourth quarter of 2005. These costs are offset by overall growth of absolute margins upon translating Canadian denominated sales into US dollars.

Depreciation and amortization for the fourth quarter of 2005 increased 20% over the fourth quarter of 2004 and 29% for the year ended December 31, 2005 over the comparable period of 2004, due principally to completed capital projects in the fourth quarter of 2004, including additional autoclave capacity, and following the completion of the installation and validation of the Company’s second lyophilization unit in the second quarter of 2005.

Corporate and Other
(in thousands of U.S. dollars) (U.S. GAAP)

For the Three Month Periods Ended December 31,					For the Years Ended December 31,

2005	2004	$ Change	% Change		2005	2004	$ Change	% Change
				Revenueszz
$110	$2	$108	5400.0%	Product sales	$499	$274	$225	82.1%
(380)	(558)	178	31.9%	Intercompany eliminations	(1,543)	(2,214)	671	30.3%
1,378	1,934	(556)	(28.7)%	Royalty and licensing	6,435	7,627	(1,192)	(15.6)%
1,108	1,378	(270)	(19.6)%		5,391	5,687	(296)	(5.2)%

(17)	111	(128)	115.3%	Product gross margin	(68)	342	(410)	119.9%
NM	NM		NM	% of Product sales revenues	NM	NM		NM
(1,562)	(1,544)	(18)	(1.2)%	SG&A	(6,439)	(5,868)	(571)	(9.7)%
(201)	501	(702)	(140.1)%	EBITDA(1)	(72)	2,101	(2,173)	(103.4)%
-18.1%	36.4%		(54.5)%	% of Revenues	-1.3%	36.9%		(38.3)%
(83)	(290)	207	71.4%	Depreciation and amortization	(393)	(1,091)	698	64.0%
$(284)	$211	$(495)	234.6%	Operating (loss) income	$(465)	$1,010	$(1,475)	146.0%
-25.6%	15.3%		(40.9)%	% of Revenues	-8.6%	17.8%		(26.4)%

(1)        See Accounting Matters — Non-GAAP Measures.

The Corporate and Other segment is comprised of: amortization of deferred revenues, royalties and expenses associated with the Company’s business agreements with Pfizer Inc. with respect to Anipryl®; deferred revenues and expenses from GSK Consumer Healthcare with respect to the SpectroPharm line of products; revenues related to royalties and milestones from Shire in connection with the divestiture of DRAXIS Pharmaceutica; non-allocated corporate expenses; and inter-segment eliminations.  The Company follows a policy of not allocating its central corporate expenses to its operating business segments.

Comparison of quarters and years ended December 31, 2005 and 2004

Revenues related to the corporate segment were lower compared to the fourth quarter 2004 due to a reduction of deferred revenue amortization offset by lower intercompany eliminations. As of January 31, 2005, all deferred revenue related to the SpectroPharm line of products was fully amortized.  The amortization of deferred revenue related to the SpectroPharm line had accounted for approximately $500,000 of non-cash revenues per full quarter.

During the first quarter of 2005, revenues for this segment increased as a result of the receipt of contingent milestones of $0.9 million from Shire, which the Company earned in early 2005, partially offset by a reduction of deferred revenue amortization.  The contingent milestones are earned based on market driven conditions related directly to product sales.

Depreciation and amortization expense in this segment in 2005 decreased as compared to 2004 since the Company had fully amortized product rights related to the SpectroPharm line in January 2005.

Selling, general and administrative expenses were flat in the fourth quarter of 2005 compared with 2004. These expenses increased $571,000 for the year ended 2005 compared with the same period in 2004 due to incremental spending on corporate business development activities, regulatory compliance costs related to the Sarbanes-Oxley Act of 2002 and the impact of foreign exchange in the translation of Canadian denominated costs to US reporting dollars. Aside from the impact of foreign currency, none of the factors noted has increased selling, general and administrative expenses by more than $200,000 individually. As a result of the strengthening of the Canadian dollar versus the US dollar since early 2004 approximately $63,000 of the increase in the quarter and $438,000 for 2005 are related solely to foreign currency translation.

Operating income from this segment decreased compared to 2004 both on a quarterly and year-to-date basis due to the factors described above.

Corporate Matters

Appointment of Chief Operating Officer (COO)

On October 4, 2005, the Company announced that it named Dan Brazier, formerly Senior Vice President, Corporate Development and Strategic Planning, as COO of the Company. Mr. Brazier assumes responsibilities for the day-to-day operations across the Company and reports to Dr. Martin Barkin, President and Chief Executive Officer.

The creation of the COO position is the result of the growth of the Company’s operations in scope requiring a senior executive dedicated to overseeing operating efficiency and profitability as well as customer service.

Normal Course Issuer Bid

On December 8, 2005, the Board of Directors of the Company authorized the repurchase for cancellation of up to 3,522,530 of its common shares through a Normal Course Issuer Bid (the “Issuer Bid”), which represented 10% of the public float on December 6, 2005.  Pursuant to the acceptance by The Toronto Stock Exchange of the Notice of Intention filed pursuant to the Issuer Bid, such purchases may be made beginning on December 15, 2005 and ending no later than December 14, 2006.

As at February 8, 2006, 113,000 shares had been repurchased and cancelled at an average price of $4.39.

Permax® Litigation

On July 22, 2005 the Company announced that, together with other defendants, it had received a Statement of Claim filed before the Superior Court of Justice of Ontario wherein the plaintiff alleges that Permax®, a drug that the Company distributed in Canada for a third party manufacturer prior to July 2003, causes “compulsive/obsessive behaviour, including pathological gambling”. The plaintiff is seeking to have this action certified as a class action.  The Company believes this claim against it is without merit and intends to vigorously defend this proceeding and any motion for certification.  Prior to July 2003, Permax® was distributed in Canada by DRAXIS Pharmaceutica, the Canadian pharmaceutical sales and marketing division of the Company. In July 2003 the Company completed the divestiture of the DRAXIS Pharmaceutica division to Shire.

Liquidity and Capital Resources
(in thousands of U.S. dollars) (U.S. GAAP)

	Dec 31, 2005	Dec 31, 2004

Cash and cash equivalents	$12,390	$5,926
Restricted cash	—	$428
Non-financial working capital (net)(1)	$18,890	$18,397
Total debt	—	—

	Q4, 2005	Q4, 2004	YTD, 2005	YTD, 2004

Cash flows from operating activities	$5,958	$3,999	$9,319	$4,755
Cash flows used in investing activities	$(825)	$(2,065)	$(4,380)	$(4,290)

(1)  Excluding cash and cash equivalents, restricted cash, current portion of deferred revenues and customer deposits.

	Feb 8, 2006	Dec 31, 2005	Dec 31, 2004

Common shares issued and outstanding	41,553,938	41,588,005	41,015,326
Warrants issued and outstanding(2)	1,526,718	1,526,718	1,526,718
Stock options outstanding	2,938,953	2,652,620	2,753,232
Outstanding options as a % of outstanding shares	7.1%	6.4%	6.7%

(2)  Each whole warrant entitles the holder to acquire one common share at price of CDN$8.50, subject to certain adjustments, any time prior to April 24, 2006.

Cash and cash equivalents at December 31, 2005 totalled $12.4 million as compared with $5.9 million as at December 31, 2004.  The increase is attributable to the increasing cash earnings of the Company and proceeds from the exercise of stock options and is offset by investment in working capital and capital expenditures.

The Company follows a policy of investing its surplus cash resources in high quality, liquid, short-term commercial paper and government treasury bills and money market mutual funds which invest in high quality short-term securities.  All investments as of December 31, 2005 had less than three months maturity.  As at December 31, 2005 there were no restrictions on the flow of these funds nor have any of these funds been committed in any way.

For the quarter ended December 31, 2005, net cash flows from operating activities were $6.0 million representing a $2.0 million increase compared to the same period of 2004 related to a significant reduction in working capital in the quarter, particularly contract manufacturing receivables. For the year ended December 31, 2005, net cash flows from operations increased to $9.3 million or $4.5 million higher compared to same period of 2004. This is driven by increased operating earnings and the fact that a smaller portion of those earnings relate to non-cash deferred revenue.

Non-financial working capital comprised of accounts receivable, inventories, prepaid expenses, current deferred income tax assets, accounts payable and accrued liabilities, increased slightly to $18.9  million as at December 31, 2005 from $18.4 million as at December 31, 2004.

Capital expenditures for 2005 are mainly attributable to expenditures related to increasing operating efficiency in production areas through automation and to remove bottlenecks in contract manufacturing coupled with infrastructure upgrades, principally information technology.

Proceeds from the issuance of treasury common shares by the Company attributable to the exercise of options generated $154,000 for the quarter and $1.6 million for the year ended December 31, 2005 compared with $109,000 and $1.6 million for the same periods of 2004. The Company was in compliance with all lending covenants as at December 31, 2005 and 2004.

Debt Repayment and Bank Financing

The Company’s current credit facilities with its bankers, the National Bank of Canada are as follows:

•                  $15 million Canadian or U.S. equivalent operating facility payable within 364 days of drawing upon the facility.  The operating facility can be extended by one quarter upon agreement with the lender.  As at December 31, 2005, no amount was drawn under this facility.

•                  $10 million Canadian or U.S. equivalent term facility, repayable in full at the end of the term (June 2007). As at December 31, 2005, no amount was drawn under this facility.

Interest under the credit facilities (both term and operating) is based on the bank’s prime lending rate provided the Company meets certain ratios, which as at December 31, 2005 were met.

These facilities expire in June 2007.

Amounts drawn under both credit facilities are secured by specific assets of DRAXIS Specialty Pharmaceuticals Inc., and shares and guarantees of certain subsidiaries.

Commitments and Contingencies

There are no material commitments or contingencies which are not disclosed elsewhere in this document.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the Company’s financial condition, changes in revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material.

Related Party Transaction

The Company paid rent of $31,000 during the quarter and $123,000 for the year ended December 31, 2005 ($30,000 during the fourth quarter and $125,000 for the year ended December 31, 2004) to a company controlled by a member of the Board of Directors related to its head office location.

This transaction is in the normal course of operations and is measured at the exchange amount as agreed to by the parties based on market rates per square footage for similar space. The lease expires in May 2006 and lease payments are made monthly.

General Guidance

During 2005, the Company revised downward two key financial targets for 2005, namely revenues and earnings per share, as a result of the extension of the planned shutdown of the sterile operations of contract manufacturing (as described under Contract Manufacturing).  The downward revisions resulted from the production delays during the extended shutdown period and the process the Company undertook to recalibrate production schedules to meet customer demand.  The Company’s ability to forecast revenue over shorter-term periods, especially quarterly targets, is very difficult and less accurate during periods in which significant changes are made to production schedules, whether due to production issues or changes to the timing of customer demand. While delays in receiving component parts are not unusual, when combined with production issues or customer timing changes, they can significantly impact revenues compared to forecasts for a given period. Furthermore, due to the complexity of sterile manufacturing and the rigors and demands of the quality testing and release process, anticipated shipment dates and the accompanying revenues can change from period to period based on the independent quality control process.  Accordingly, the Company does not and does not plan to provide specific quarterly guidance.

The Company’s annual guidance is based on the information available when it receives annualized customer forecasts or estimates of demand. During the course of the year, changes to these forecasts and customer demand, which are out of the control of the Company, can result in revisions to production schedules.  In addition, unforeseen production problems can potentially cause variations from revenue forecasts and ultimately earnings per share estimates. Customer forecasts can change positively or negatively based several factors such as the ability of our customers to obtain regulatory approval, the success of the product produced for them in the market place and regulatory changes affecting product demand.

As of February 8, 2006, the Company has not yet received forecast information from a number of customers in sufficient detail regarding timing and quantification of demand to allow the Company to provide meaningful guidance at this time on 2006 revenues.  Based on the current information available, earnings per share are expected to range between 23 cents and 27 cents for 2006.  This includes a non-cash charge of 2 cents per share for stock based compensation, according to new accounting rules which became effective January 1, 2006.  Net operating cash flow in 2006 is expected to be at least $15 million.

Accounting Matters

Critical Accounting Policies and Estimates

The foregoing discussion and analysis of the financial condition and results of operations is based upon the Company’s consolidated financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of consolidated financial statements requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, the Company evaluates its estimates and makes adjustments as appropriate. Actual results may differ from these estimates under different assumptions or conditions.

A summary of the significant accounting policies and methods used by the Company in the preparation of its consolidated financial statements is included in Note 2 to the 2004 audited consolidated financial statements. The Company believes the following critical accounting policies affect its more significant judgments and estimates used in the preparation of its consolidated financial statements.

Recognition of Licensing Revenue - License and other forms of non-refundable fees received pursuant to collaboration agreements are accounted for according to the related contractual agreements.  In general, such fees are deferred and recognized on a straight-line basis over the contract period.  Where the contract period is not defined, such fees are recognized on a straight-line basis over the estimated term, during which contractual benefits are expected to be derived.  If payment of such fees is contingent upon future performance obligations of the Company or other future events, revenue recognition of such amounts is deferred and recognized upon completion of the specific event.

Deferred Tax Assets - Realization of the net deferred tax assets is dependent on the Company’s ability to generate sufficient taxable income in certain tax jurisdictions.  Management believes that it is more likely than not that the assets will be realized, based on forecasted income.  On a quarterly basis, the estimates and assumptions underlying the forecasted income are reviewed by management to determine whether additional valuation allowances are warranted or valuation allowances are still required. The Company has taken valuation allowances related to tax loss carryforwards in jurisdictions where taxable income is no longer generated; it is not likely to generate sufficient taxable income in Canada to utilize Canadian tax loss carryforwards prior to expiry; and filing positions taken with taxation authorities are subject to review.  Changes to estimates of future taxable income, the completion of reviews by taxation authorities, and the ability to execute on tax planning opportunities can significantly affect the amount of valuation allowances.

Allowance for Doubtful Accounts – The Company determines an appropriate allowance for doubtful accounts based on an account by account review as opposed to a general provision assessed as a percentage of revenues.

Provision for Inventory Obsolescence – Provisions for inventory are charged against income when it is determined that the inventory item does not meet the defined quality and regulatory requirements for sale.  The Company does not make general provisions for inventory obsolescence as items are manufactured based on customer orders.

Foreign Exchange Risk

The Company’s reporting currency is the U.S. dollar. The functional currency for its Canadian operations, which includes the radiopharmaceutical segment, the contract manufacturing segment and royalties and milestones related to product rights sold to Shire, is the Canadian dollar.  Accordingly, the Company’s foreign exchange exposure for accounting purposes mainly relates to U.S.-denominated monetary assets of these operations.  The Company currently does not actively hedge this exposure, but reduces the exposure by maintaining the minimum level of U.S.-denominated cash available to meet its short-term cash requirements.

Recent Accounting Pronouncement

Share-Based Compensation

In December, 2004, the Financial Accounting Standards Board (“FASB”) published SFAS No. 123R, Share-Based Payment.  SFAS No. 123R replaces SFAS No. 123, Stock-Based Compensation issued in 1995.  SFAS No. 123R requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions). That cost will be recognized over the period during which an employee is required to provide service in exchange for the award during a requisite service period (usually the vesting period). This statement is effective for the Company beginning on January 1, 2006 as opposed to July 1, 2005 as originally announced. The Company intends to implement this statement beginning in the first quarter of 2006. As of the required effective date, the Company will apply SFAS No. 123R using the modified version of prospective application. Under that transition method, compensation cost is recognized on or after the required effective date for the portion of outstanding awards for which the requisite service has not yet been rendered, based on the grant-date fair value of those awards calculated under SFAS No. 123 for either recognition or pro forma disclosures. If the Company had adopted SFAS No. 123R in prior periods, the net impact on the Company’s Q4 2005 and Q4 2004 interim consolidated statements of operations would have approximated the impact as described in Note 3(b) on a pro forma basis.  The Company expects that the adoption of SFAS No. 123R will reduce the basic EPS by approximately $0.02 per share in 2006.

Non-GAAP Financial Measures

The Company now focuses on GAAP measures both in reporting externally and monitoring management performance. Specifically, the Company measures divisional performance and consolidated performance based on gross profit margin, operating income, net income and operating cash flow. Non-GAAP measures and, specifically, EBITDA will continue to be disclosed to provide a comparative link between our historical disclosures as the Company transitions to more traditional GAAP measures. The Company will continue to reconcile any non-GAAP measures used with GAAP line items.

The Company additionally has incorporated, as a performance measure, cash flows from operating activities less cash flows used in investing activities.

The terms EBITDA (earnings before financing expense and other income, taxes, depreciation and amortization) and EBITDA margin (EBITDA divided by total revenues) do not have a standardized meaning prescribed by U.S. GAAP and therefore may not be comparable to similar measures used by other companies.  DRAXIS defines EBITDA as operating income before depreciation and amortization expense and EBITDA is presented on a basis that is consistent from period to period.  DRAXIS uses EBITDA measures to assess the operating performance of its ongoing businesses without the effects of amortization expense. Amortization expense is excluded because it substantially depends on the accounting methods and assumptions used as well as the historical cost of capital assets.  DRAXIS believes that certain shareholders and investors prefer such measures in evaluating the ability of a reporting company to service debt or as the basis for a valuation measurement.  EBITDA should not be construed as the equivalent of net cash flows from operating activities.  The most comparable U.S. GAAP earnings measure is operating income.

Reconciliation of Results Reported in Accordance with U.S. GAAP to Canadian GAAP
(in thousands of U.S. dollars except share related data)

All significant differences between U.S. and Canadian GAAP and the effect on net income are presented in the following table with an explanation of the adjustments:

For the Three Month Periods			For the Years
Ended December 31,			Ended December 31,
2005	2004		2005	2004

$1,067	$2,233	Net income as reported under U.S. GAAP	$7,784	$7,916

		Continuing operations
(117)	(91)	Intangible assets — Radiopharmaceuticals segment (i, net of tax)	(262)	(259)
(518)	(518)	Intangible assets — Corporate and Other segment (i, net of tax)	(2,070)	(2,070)
(209)	(178)	Stock-based compensation (ii)	(839)	(621)
(844)	(787)		(3,171)	(2,950)
$223	$1,446	Net income under Canadian GAAP	$4,613	$4,966

		Basic income per share
$0.01	$0.04	Canadian GAAP	$0.11	$0.13
$0.03	$0.06	U.S. GAAP	$0.19	$0.20
		Diluted income per share
$0.01	$0.04	Canadian GAAP	$0.11	$0.12
$0.03	$0.05	U.S. GAAP	$0.18	$0.19

(i)                                  Intangible Assets - Continuing Operations

Amortization expense associated with continuing operations under U.S. GAAP differs from Canadian GAAP due to the differential treatment of the excess of the purchase cost over the fair value of the assets acquired in conjunction with the 1996 acquisition of Deprenyl Animal Health, Inc., which was treated as acquired research and development, and the portion of the 1997 acquisition cost of the Company’s radiopharmaceutical business assigned to acquired research and development.

(ii)                              Stock-Based Compensation

Under Canadian GAAP, the Company, in the first quarter of 2004, adopted retroactively with restatement of 2002 and 2003 results, the application of the fair value based method for measuring the compensation cost of employee stock options granted in 2002 and beyond.  Under U.S. GAAP, the Company has elected to adopt the optional recognition provision for its stock options plans and hence the cost of employee stock options is disclosed in the note to the financial statements as pro forma earnings and per share information.  The difference between U.S. and Canadian GAAP applicable to stock-based compensation applies only to the Corporate and Other segment.

(iii)                          Research and Development

Under Canadian GAAP, investment tax credits on research and development are deducted from research and development expense.  Under U.S. GAAP, investment tax credits are recorded as a reduction of the income tax expense.  As a result, there is no impact in the reconciliation of net income from U.S. to Canadian GAAP.

Forward-Looking Statements

This MD&A contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are not guarantees of future performance. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks, uncertainties and other factors that may cause the actual results or performance of the Company to be materially different from such statements or from any future results or performance implied thereby. Factors which could cause the Company’s results or performance to differ materially from a conclusion, forecast or projection in the forward-looking statements include, but are not limited to: the achievement of desired clinical trial results related to the Company’s pipeline products; timely regulatory approval of the Company’s products; the ability to comply with regulatory requirements applicable to the manufacture and marketing of the Company’s products; the Company’s ability to obtain and enforce effective patents; the non-infringement of third party patents or proprietary rights by the Company and its products; factors beyond our control which could cause interruptions in our operations (including, without limitation, material equipment breakdowns); reimbursement policies related to health care; the establishment and maintenance of strategic collaborative and commercial relationships; the Company’s dependence on a small number of key customers; the disclosure of confidential information by our collaborators, employees or consultants; the preservation of healthy working relationships with the Company’s union and employees; the Company’s ability to grow the business; the fluctuation of our financial results and exchange and interest rate fluctuations; the adaptation to changing technologies; the loss of key personnel; the avoidance of product liability claims; the loss incurred if current lawsuits against us succeed; the volatility of the price of our common shares; and market acceptance of the Company’s products. For additional information with respect to certain of these and other factors, reference should be made to the Company’s most recent Form 20-F filed with the United States Securities and Exchange Commission (available on EDGAR at www.sec.gov) and with Canadian securities regulators (available on SEDAR at www.sedar.com).  The forward-looking statements contained in this document represent the Company’s expectations as at February 8, 2006.  Unless otherwise required by applicable securities laws, the Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

DRAXIS HEALTH INC.

Consolidated Statements of Operations

In Accordance with U.S. GAAP

(in thousands of U.S. dollars except share related data)

(unaudited)

For the Three Month Periods			For the Years
Ended December 31,			Ended December 31,
2005	2004		2005	2004

		REVENUES
$17,273	$18,352	Product sales	$72,989	$61,693
1,387	1,934	Royalty and licensing	6,444	7,627
18,660	20,286		79,433	69,320
		EXPENSES
11,429	11,968	Cost of goods sold, excluding depreciation and amortization	46,836	39,793
4,526	3,724	Selling, general and administration	16,185	13,266
512	502	Research and development	2,103	1,948
1,220	1,234	Depreciation and amortization	4,545	4,457
17,687	17,428		69,669	59,464
973	2,858	Operating income	9,764	9,856
—	(62)	Financing expense, net	(29)	(296)
40	(209)	Foreign exchange (loss) gain	(398)	(374)
—	—	Other income	—	96
1,013	2,587	Income before undernoted	9,337	9,282
54	(320)	Income taxes	(1,553)	(1,301)
—	—	Minority interest	—	(4)
1,067	2,267	Income from continuing operations	7,784	7,977
—	(34)	Loss from discontinued operations, net of taxes	—	(61)
$1,067	$2,233	Net income	$7,784	$7,916

		Basic income per share
$0.03	$0.06	from continuing operations	$0.19	$0.20
—	—	from discontinued operations	—	—
$0.03	$0.06		$0.19	$0.20

		Diluted income per share
$0.03	$0.05	from continuing operations	$0.18	$0.19
—	—	from discontinued operations	—	—
$0.03	$0.05		$0.18	$0.19
		Weighted-average number of shares outstanding
41,626,094	40,984,891	- basic	41,471,798	39,886,219
42,323,702	42,148,741	- diluted	42,365,782	41,054,883

See the accompanying notes to the Consolidated Financial Statements.

These interim financial statements should be read in conjunction with the annual Consolidated Financial Statements.

DRAXIS HEALTH INC.

Consolidated Balance Sheets

In Accordance with U.S. GAAP

(in thousands of U.S. dollars except share related data)

(unaudited)

	December 31,	December 31,
	2005	2004
ASSETS
Current assets
Cash and cash equivalents	$12,390	$5,926
Restricted cash	—	428
Accounts receivable, net	16,301	13,724
Inventories (Note 3)	7,629	10,158
Prepaid expenses	1,003	830
Deferred income taxes, net	2,750	4,121
Total current assets	40,073	35,187

Property, plant and equipment, net	45,652	43,857
Goodwill	754	728
Intangible assets, net	399	737
Other assets	475	604
Deferred income taxes, net	8,467	7,672
Total assets	$95,820	$88,785

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	$8,793	$10,436
Current portion of deferred revenues	3,671	3,676
Customer deposits	649	628
Total current liabilities	13,113	14,740

Other liabilities	252	—
Deferred revenues	827	4,125
Total liabilities	$14,192	$18,865

SHAREHOLDERS’ EQUITY
Common stock, without par value of unlimited shares authorized	$77,313	$75,840
Additional paid-in capital	15,370	15,546
Warrants	916	916
Deficit	(19,781)	(27,565)
Accumulated other comprehensive income	7,810	5,183
Total shareholders’ equity	81,628	69,920
Total liabilities and shareholders’ equity	$95,820	$88,785

See the accompanying notes to the Consolidated Financial Statements.

These interim financial statements should be read in conjunction with the annual Consolidated Financial Statements.

DRAXIS HEALTH INC.

Consolidated Statements of Changes in Equity and Comprehensive Income (Loss)

In Accordance with U.S. GAAP

(in thousands of U.S. dollars except share related data)

(unaudited)

For the Three Month Periods			For the Years
Ended December 31,			Ended December 31,
2005	2004		2005	2004

		Common Stock (Number of Shares)
41,602,271	40,960,326	Balance, beginning of period	41,015,326	37,297,817
—	—	Issuance of common shares	—	3,053,436
61,334	55,000	Exercise of options	648,279	609,177
—	—	Exercise of employee participation shares	—	54,896
(75,600)	—	Repurchased for cancellation	(75,600)	—
41,588,005	41,015,326	Balance, end of period	41,588,005	41,015,326
		Common Stock
$77,314	$75,731	Balance, beginning of period	$75,840	$61,175
—	—	Issuance of common shares	—	12,867
154	109	Exercise of options	1,628	1,594
—	—	Exercise of employee participation shares	—	204
(155)	—	Repurchased for cancellation	(155)	—
$77,313	$75,840	Balance, end of period	$77,313	$75,840
		Additional Paid In Capital
$15,546	$15,546	Balance, beginning of period	$15,546	$15,667
—	—	Stock compensation	—	(121)
(176)	—	Common shares purchased for cancellation	(176)	—
$15,370	$15,546	Balance, end of period	$15,370	$15,546
		Warrants
$916	$916	Balance, beginning of period	$916	$—
—	—	Issuance of warrants	—	916
$916	$916	Balance, end of period	$916	$916
		Employee Participation Shares
$—	$—	Balance, beginning of period	$—	$86
—	—	Exercise of employee participation shares	—	(86)
$—	$—	Balance, end of period	$—	$—
		Employee Participation Shares-Loans Receivable
$—	$—	Balance, beginning of period	$—	$(86)
—	—	Exercise of employee participation shares	—	86
$—	$—	Balance, end of period	$—	$—
		Deficit
$(20,848)	$(29,798)	Balance, beginning of period	$(27,565)	$(35,481)
1,067	2,233	Net income	7,784	7,916
$(19,781)	$(27,565)	Balance, end of period	$(19,781)	$(27,565)
		Accumulated Other Comprehensive Income
$7,787	$1,794	Balance, beginning of period	$5,183	$286
23	3,389	Other comprehensive Income	2,627	4,897
7,810	5,183	Balance, end of period	7,810	5,183
$81,628	$69,920	Total shareholders’ equity	$81,628	$69,920
		Comprehensive Income
$23	$3,389	Foreign currency translation adjustments	$2,627	$4,897
23	3,389	Other comprehensive income	2,627	4,897
1,067	2,233	Net income	7,784	7,916
$1,090	$5,622	Total comprehensive income	$10,411	$12,813

See the accompanying notes to the Consolidated Financial Statements.

These interim financial statements should be read in conjunction with the annual Consolidated Financial Statements.

DRAXIS HEALTH INC.

Consolidated Statements of Cash Flows

In Accordance with U.S. GAAP

(in thousands of U.S. dollars)

(unaudited)

For the Three Month Periods			For the Years
Ended December 31,			Ended December 31,
2005	2004		2005	2004

		CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES
$1,067	$2,267	Net income from continuing operations	$7,784	$7,977
		Adjustments to reconcile net income from continuing operations to net cash from (used in) operating activities
(874)	(1,462)	Amortization of deferred revenues	(3,701)	(5,495)
1,220	1,234	Depreciation and other amortization	4,545	4,457
(306)	16	Deferred income taxes	765	322
—	—	Stock compensation	—	83
—	—	Minority interest	—	4
(22)	615	Other	427	785
		Changes in operating assets and liabilities
1,080	(1,488)	Accounts receivable	(1,770)	(2,912)
994	237	Inventories	2,786	(3,230)
(48)	127	Income taxes	(133)	63
496	269	Prepaid expenses	(263)	(409)
2,351	2,127	Accounts payable and accrued liabilities	(1,506)	2,748
—	57	Current portion of deferred revenues	385	362
5,958	3,999	Net cash from (used in) operating activities of continuing operations	9,319	4,755
		CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES
(825)	(2,065)	Expenditures for property, plant and equipment	(4,619)	(4,801)
—	—	Increase in intangible assets	(185)	(150)
—	—	Proceeds from disposition of product right	—	113
—	—	Restricted cash	424	548
(825)	(2,065)	Net cash from (used in) investing activities of continuing operations	(4,380)	(4,290)
		CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES
—	—	Proceeds from long-term debt	—	4,965
—	(5,472)	Repayment of long-term debt	—	(15,508)
(4)	(31)	Decrease in customer deposits, net	(2)	(8)
154	109	Exercise of options	1,628	1,594
—	—	Issuance of common shares and warrants, net of related expenses	—	13,385
(331)	—	Common shares purchased for cancellation	(331)	—
—	—	Repurchase of common shares by subsidiary from minority interest	—	(9,557)
(181)	(5,394)	Net cash from (used in) financing activities of continuing operations	1,295	(5,129)
89	(68)	Effect of foreign exchange rate changes on cash and cash equivalents	230	119
5,041	(3,528)	Net cash from (used in) continuing operations	6,464	(4,545)
—	(53)	Net cash used in discontinued operations	—	(92)
5,041	(3,581)	Net increase (decrease) in cash and cash equivalents	6,464	(4,637)
7,349	9,507	Cash and cash equivalents, beginning of period	5,926	10,563
$12,390	$5,926	Cash and cash equivalents, end of period	$12,390	$5,926

		Additional Information
$—	$97	Interest paid	$—	$310
$184	$200	Income taxes paid	$804	$1,040

1.                                      Significant Accounting Policies

These consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“GAAP”).

The functional currency of the Company is the Canadian dollar however its reporting currency is the U.S. dollar.  For the current and prior periods, the financial statements of the Company’s operations whose reporting currency is other than the U.S. dollar are translated from such reporting currency to U.S. dollars using the current rate method.  Under the current rate method, assets and liabilities are translated at the exchange rates in effect at the balance sheet date.  Revenues and expenses, including gains and losses on foreign exchange transactions, are translated at average rates for the period.  The resulting unrealized translation gains and losses on the Company’s net investment in these operations, including long-term intercompany advances, are accumulated in a separate component of shareholders’ equity, described in the consolidated balance sheets as accumulated other comprehensive income.

The disclosures contained in these unaudited interim consolidated financial statements do not include all requirements of GAAP for annual financial statements.  The unaudited interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2004.

The unaudited interim consolidated financial statements are based upon accounting principles consistent with those used and described in the audited consolidated financial statements for the year ended December 31, 2004, other than as noted herein.

The unaudited interim consolidated financial statements reflect all adjustments, consisting only of normal recurring adjustments, which are, in the opinion of management, necessary to present fairly the financial position of the Company as at December 31, 2005 and the results of operations and cash flows for the three month and years ended December 31, 2005 and 2004.

2.                                      Inventories

	December 31, 2005	December 31, 2004

Raw materials	$4,576	$5,491
Work-in-process	1,285	1,501
Finished goods	1,768	3,166
	$7,629	$10,158

3.                                      Shareholders’ Equity

(a)  Stock Option Plan

The following is a summary of common shares issuable pursuant to outstanding stock options:

For the Three Month Periods			For the Years
Ended December 31,			Ended December 31,
2005	2004		2005	2004

2,651,287	2,801,566	Balance, beginning of period	2,753,232	3,097,942
		Increase (decrease) resulting from:
—	—	Approved for issuance	—	—
80,000	15,000	Granted	565,000	360,000
(61,334)	(55,000)	Exercised	(648,279)	(609,177)
(17,333)	(8,334)	Cancelled	(17,333)	(80,333)
—	—	Expired	—	(15,200)
2,652,620	2,753,232	Balance, end of period	2,652,620	2,753,232
1,501,898	1,721,565	Exercisable at December 31	1,501,898	1,721,565

		Weighted-average exercise price of options:
CDN$3.94	CDN$3.41	Outstanding, end of period	CDN$3.94	CDN$3.41
CDN$3.65	CDN$3.40	Exercisable, end of period	CDN$3.65	CDN$3.40
CDN$5.38	CDN$6.17	Granted	CDN$5.79	CDN$4.67
CDN$2.96	CDN$2.10	Exercised	CDN$3.07	CDN$3.37
CDN$5.06	CDN$4.33	Cancelled and Expired	CDN$5.06	CDN$3.03

2005	2004		2005	2004
		Range of exercise price of options:
CDN$5.38	CDN$6.17	Granted	CDN$5.38 - $6.65	CDN$4.30 - $6.17
CDN$2.30 - $3.66	CDN$1.63 - $4.19	Exercised	CDN$2.19 - $5.41	CDN$1.63 - $4.40
CDN$2.30 - $5.56	CDN$3.66 - $5.41	Cancelled and Expired	CDN$2.30 - $5.56	CDN$2.23 - $5.41

The following table summarizes information about stock options outstanding at December 31, 2005:

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number Outstanding	Weighted-Average Remaining Contractual Life (in years)	Weighted- Average Exercise Price	Number Exercisable	Weighted- Average Exercise Price

CDN$2.01 - $2.50	572,995	5.37	CDN$2.36	194,772	CDN$2.35
CDN$2.51 - $3.00	45,833	6.31	$2.70	8,333	$3.00
CDN$3.01 - $3.50	360,000	0.77	$3.14	346,667	$3.14
CDN$3.51 - $4.00	627,125	0.94	$3.73	627,125	$3.73
CDN$4.01 - $4.50	220,000	2.14	$4.25	136,667	$4.22
CDN$4.51 - $5.00	200,000	4.36	$4.70	56,667	$4.70
CDN$5.01 - $6.65	626,667	5.27	$5.76	131,667	$5.38
	2,652,620	3.36	CDN$3.94	1,501,898	CDN$3.65

(b)  Stock-based Compensation Costs

The following outlines the impact and weighted-average assumptions used as if the compensation cost for the Company’s stock options was determined using the fair value based method of accounting.

For the Three Month Periods			For the Years
Ended December 31,			Ended December 31,
2005	2004		2005	2004

$1,067	$2,233	Net income as reported	$7,784	$7,916
(209)	(208)	Pro forma impact	(839)	(733)
$858	$2,025	Pro forma net income	$6,945	$7,183

$0.03	$0.06	Basic net income per share, as reported	$0.19	$0.20
(0.01)	(0.01)	Pro forma impact per share	(0.02)	(0.02)
$0.02	$0.05	Pro forma net income per share (Basic)	$0.17	$0.18
$0.02	$0.05	Pro forma net income per share (Diluted)	$0.16	$0.18
0.0%	0.0%	Dividend yield	0.0%	0.0%
55%	60%	Expected volatility	58%	63%
3.6%	4.0%	Risk-free interest rate	3.6%	4.1%
8 yrs	5 yrs	Expected option life	6 yrs	5 yrs

4.                                      Segmented Information and Major Customers

Industry Segmentation

For purposes of decision-making and assessing performance, management considers that it operates in three segments: Radiopharmaceuticals, Manufacturing, and Corporate and Other. Executive management assesses the performance of each segment based on segment income before financing expense, income taxes and minority interest.  The accounting policies used to determine segmented results and measure segmented assets are the same as those described in the summary of significant accounting policies.

For the Three Month Periods			For the Years
Ended December 31,			Ended December 31,
2005	2004		2005	2004

		PRODUCT SALES REVENUES
$4,890	$3,995	Radiopharmaceuticals	$19,290	$17,172
12,653	14,913	Manufacturing	54,743	46,461
(270)	(556)	Corporate and Other	(1,044)	(1,940)
$17,273	$18,352		$72,989	$61,693
		ROYALTY AND LICENSING REVENUES
$9	$—	Radiopharmaceuticals	$9	$—
—	—	Manufacturing	—	—
1,378	1,934	Corporate and Other	6,435	7,627
$1,387	$1,934		$6,444	$7,627
		TOTAL REVENUES
$4,899	$3,995	Radiopharmaceuticals	$19,299	$17,172
12,653	14,913	Manufacturing	54,743	46,461
1,108	1,378	Corporate and Other	5,391	5,687
$18,660	$20,286		$79,433	$69,320
		PRODUCT GROSS MARGIN
$2,924	$2,115	Radiopharmaceuticals	$11,593	$10,028
2,937	4,158	Manufacturing	14,628	11,530
(17)	111	Corporate and Other	(68)	342
$5,844	$6,384		$26,153	$21,900
		SELLING, GENERAL AND ADMINISTRATION EXPENSE
$1,548	$1,107	Radiopharmaceuticals	$4,660	$3,906
1,416	1,073	Manufacturing	5,086	3,492
1,562	1,544	Corporate and Other	6,439	5,868
$4,526	$3,724		$16,185	$13,266
		RESEARCH AND DEVELOPMENT EXPENSE
$512	$502	Radiopharmaceuticals	$2,103	$1,948
—	—	Manufacturing	—	—
—	—	Corporate and Other	—	—
$512	$502		$2,103	$1,948
		SEGMENT INCOME (LOSS)
$873	$506	Radiopharmaceuticals	$4,839	$4,174
1,521	3,085	Manufacturing	9,542	8,038
(201)	501	Corporate and Other	(72)	2,101
$2,193	$4,092		$14,309	$14,313
		DEPRECIATION AND AMORTIZATION
$293	$243	Radiopharmaceuticals	$1,047	$949
844	701	Manufacturing	3,105	2,417
83	290	Corporate and Other	393	1,091
$1,220	$1,234		$4,545	$4,457
		OPERATING INCOME (LOSS)
$580	$263	Radiopharmaceuticals	$3,792	$3,225
677	2,384	Manufacturing	6,437	5,621
(284)	211	Corporate and Other	(465)	1,010
$973	$2,858		$9,764	$9,856

	December 31, 2005	December 31, 2004
IDENTIFIABLE ASSETS
Radiopharmaceuticals	$12,340	$12,354
Manufacturing	52,664	50,103
Corporate and Other	30,816	26,328
	$95,820	$88,785

Geographic Segmentation

For the Three Month Periods Ended December 31,			For the Years Ended December 31,
2005	2004		2005	2004
		REVENUES (1)
$9,787	$10,159	Canada	$39,026	$33,609
8,616	10,017	United States	39,612	35,310
257	110	Other	795	401
$18,660	$20,286		$79,433	$69,320

(1)  Revenues are attributable to countries based upon the location of the customer.

LONG-LIVED ASSETS

Substantially all of the Company’s Property, plant and equipment, Goodwill and Intangible assets are located in Canada.

Expenditures for Property, Plant and Equipment

For the Three Month Periods Ended December 31,			For the Years Ended December 31,
2005	2004		2005	2004
$105	$90	Radiopharmaceuticals	$461	$835
718	1,957	Manufacturing	4,119	3,928
2	18	Corporate and Other	39	38
$825	$2,065		$4,619	$4,801

Product Sales Revenues by Major Product Groups

For the Three Month Periods Ended December 31,			For the Years Ended December 31,
2005	2004		2005	2004
$4,890	$3,995	Radiopharmaceuticals	$19,290	$17,172
9,549	10,731	Manufacturing - Sterile	41,488	31,270
3,104	4,182	Manufacturing - Non Sterile	13,255	15,191
110	2	Corporate and Other	499	22
(380)	(558)	Inter-segment eliminations	(1,543)	(1,962)
$17,273	$18,352		$72,989	$61,693

Major Customers

The major customers disclosed in this table are included in the Manufacturing segment results.

For the Three Month Periods Ended December 31,			For the Years Ended December 31,
2005	2004		2005	2004
22%	24%	Customer A	23%	20%
21%	21%	Customer B	22%	18%
14%	18%	Customer C	13%	17%
57%	63%		58%	55%

5.                                      Contingency

In July 2005, a claim was filed before the Ontario Superior Court of Justice against the Company together with other defendants alleging that Permax®, a drug that the Company distributed in Canada for a third-party manufacturer prior to July 2003, causes “compulsive/obsessive behaviour, including pathological gambling”.  The plaintiff is seeking to have this action certified as a class action.  The Company believes this claim against it is without merit and intends to vigorously defend this proceeding and any motion for certification.

6.                                      Reconciliation of Results Reported in Accordance with U.S. GAAP to Canadian GAAP

These consolidated financial statements are prepared in accordance with U.S. GAAP which differs in certain material respects from Canadian GAAP.

All material differences between U.S. GAAP and Canadian GAAP and the effect on net income are presented in the following table with an explanation of the adjustments:

For the Three Month Periods Ended December 31,			For the Years Ended December 31,
2005	2004		2005	2004

$1,067	$2,233	Net income as reported under U.S. GAAP	$7,784	$7,916

		Continuing operations
(117)	(91)	Intangible assets - Radiopharmaceuticals segment, net of tax (i)	(262)	(259)
(518)	(518)	Intangible assets - Corporate and Other segment, net of tax (i)	(2,070)	(2,070)
(209)	(178)	Stock-based compensation (ii)	(839)	(621)
(844)	(787)		(3,171)	(2,950)
$223	$1,446	Net income under Canadian GAAP	$4,613	$4,966

		Basic income per share
$0.01	$0.04	Canadian GAAP	$0.11	$0.13
$0.03	$0.06	U.S. GAAP	$0.19	$0.20
		Diluted income per share
$0.01	$0.04	Canadian GAAP	$0.11	$0.12
$0.03	$0.05	U.S. GAAP	$0.18	$0.19

(iv)          Intangible Assets - Continuing Operations

Amortization expense associated with continuing operations under U.S. GAAP differs from Canadian GAAP due to the differential treatment of the excess of the purchase cost over the fair value of the assets acquired in conjunction with the 1996 acquisition of Deprenyl Animal Health, Inc., which was treated as acquired research and development, and the portion of the 1997 acquisition cost of the Company’s radiopharmaceutical business assigned to acquired research and development.

(v)              Stock-Based Compensation

Under Canadian GAAP, the Company, in the first quarter of 2004, adopted retroactively with restatement of 2002 and 2003 results, the application of the fair value based method for measuring the compensation cost of employee stock options granted in 2002 and beyond.  Under U.S. GAAP, the Company has elected to adopt the optional recognition provision for its stock options plans and hence the cost of employee stock options is disclosed in the note to the financial statements as pro forma earnings and per share information.  The difference between U.S. and Canadian GAAP applicable to stock-based compensation applies only to the Corporate and Other segment.

(vi)          Research and Development

Under Canadian GAAP, investment tax credits on research and development are deducted from research and development expense.  Under U.S. GAAP, investment tax credits are recorded as a reduction of the income tax expense.  As a result, there is no impact in the reconciliation of net income from U.S. to Canadian GAAP.

7.                                      Comparative Information

The Company has reclassified certain prior period’s information to conform with the current presentation format.